Exhibit 99.4

Cawley, Gillespie & Associates, Inc.

petroleum consultants

6500 RIVER PLACE BLVD, BLDG 3	306 WEST SEVENTH STREET,	1000 LOUISIANA STREET,
SUITE 200	SUITE 302	SUITE 1900
AUSTIN, TEXAS 78730	FORT WORTH, TEXAS 76102-4905	HOUSTON, TEXAS 77002-5017
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

July 7, 2023

Paul Lupardus

Executive VP Engineering

Mach Natural Resources LP

14201 Wireless Way

Oklahoma City, OK 73134

Re:	Evaluation Summary – SEC Pricing
Mach Natural Resources LP Interests
Oklahoma, Texas and Kansas
Proved + Probable Reserves
As of June 30, 2023

Dear Mr. Lupardus:

As requested, we are submitting our estimates of proved and probable reserves and our forecasts of the resulting economics attributable to the Mach Natural Resources LP (“Mach”) interests in properties located in Oklahoma, Texas and Kansas. It is our understanding that the proved and probable reserves estimated in this report constitute 100 percent of all proved and probable reserves owned by Mach.

This report, completed on July 7, 2023, utilized an effective date of June 30, 2023, and was prepared using constant prices and costs and conforms to Item 1202(a)(8) of Regulation S-K and the other rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). This report has been prepared for use in filings with the SEC. In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

Composite reserve estimates and economic forecasts for the reserves are summarized below:

				Proved
		Proved		Developed	Proved
		Developed	Proved	Non-	Developed		Probable
		Producing	Undeveloped	Producing	Shut-In	Proved	Undeveloped
Net Reserves
Oil	- Mbbl	40,128.1	12,152.7	748.3	0.0	53,029.1	72,867.9
Gas	- MMcf	770,958.8	28,780.6	11,767.8	0.0	811,507.2	373,476.6
NGL	- Mbbl	49,419.4	721.2	770.2	0.0	50,910.9	19,576.4
Revenue
Oil	- M$	3,298,211.1	1,005,403.8	61,234.1	0.0	4,364,848.5	6,013,997.8
Gas	- M$	2,481,083.8	133,758.6	29,711.6	0.0	2,644,553.5	1,439,227.5
NGL	- M$	1,277,443.2	18,557.5	17,444.7	0.0	1,313,445.3	477,907.8
Other	- M$	49,264.8	0.0	0.0	0.0	49,264.8	0.0
Severance and Ad Valorem Taxes	- M$	584,740.7	70,217.7	8,072.2	5.0	663,035.7	461,346.5
Operating Expenses	- M$	2,582,804.8	203,044.1	30,256.4	0.0	2,816,105.6	1,727,071.0
Investments	- M$	196,080.7	265,084.0	10,066.6	61,254.1	532,485.5	2,457,846.7
Operating Income (BFIT)	- M$	3,742,376.1	619,374.0	59,995.2	-61,259.2	4,360,486.0	3,284,870.0
Discounted at 10.0%	- M$	2,125,026.0	303,643.2	14,546.2	-8,116.0	2,435,098.0	1,039,202.5

Evaluation Summary

As of June 30, 2023

We evaluated cases that comprise approximately 90% of the cumulative discounted cash flows of the proved developed producing reserves and 100% of the proved and probable undeveloped reserves from the company’s internal evaluation of the upstream cases. We refer to these cases as the “Major Upstream” properties, and composite reserve estimates and economic forecasts for these properties are summarized below:

		Proved
		Developed	Proved	Probable
		Producing	Undeveloped	Undeveloped
Net Reserves
Oil	- Mbbl	36,153.9	12,152.7	72,867.9
Gas	- MMcf	599,175.2	28,780.6	373,476.6
NGL	- Mbbl	38,117.8	721.2	19,576.4
Revenue
Oil	- M$	2,975,427.0	1,005,403.8	6,013,997.8
Gas	- M$	1,459,912.7	98,307.9	910,763.6
NGL	- M$	908,041.2	18,557.5	477,907.8
Other	- M$	0.0	0.0	0.0
Severance and Ad Valorem Taxes	- M$	384,803.6	70,217.7	461,346.4
Operating Expenses	- M$	1,566,246.6	207,434.3	1,742,571.8
Investments	- M$	66,785.8	265,084.0	2,457,846.7
Operating Income (BFIT)	- M$	3,325,545.7	579,533.2	2,740,906.1
Discounted at 10.0%	- M$	1,731,683.7	283,337.5	859,629.2

The remaining upstream cases are referred to as the “Minor Upstream” properties, and the company’s internal reserve estimates and economic forecasts for these properties are summarized below:

			Proved
		Proved	Developed	Proved
		Developed	Non-	Developed
		Producing	Producing	Shut-In
Net Reserves
Oil	- Mbbl	3,974.3	748.3	0.0
Gas	- MMcf	171,783.5	11,767.8	0.0
NGL	- Mbbl	11,301.6	770.2	0.0
Revenue
Oil	- M$	322,783.4	61,234.1	0.0
Gas	- M$	447,748.4	29,711.6	0.0
NGL	- M$	291,008.9	17,444.7	0.0
Other	- M$	0.0	0.0	0.0
Severance and Ad Valorem Taxes	- M$	82,370.4	8,072.2	5.0
Operating Expenses	- M$	476,565.5	30,256.4	0.0
Investments	- M$	129,294.9	10,066.6	61,254.1
Operating Income (BFIT)	- M$	373,309.8	59,995.2	-61,259.2
Discounted at 10.0%	- M$	235,359.2	14,546.2	-8,116.0

Evaluation Summary

As of June 30, 2023

Composite forecasts of revenues and expenses for company-owned plants, gas gathering systems and water disposal systems are summarized below:

		Major	Minor
		Proved	Proved
		Developed	Developed	Proved	Total	Probable
		Producing	Producing	Undeveloped	Proved	Undeveloped
		Midstream	Midstream	Midstream	Midstream	Midstream
Net Reserves
Oil	- Mbbl	0.0	0.0	0.0	0.0	0.0
Gas	- MMcf	0.0	0.0	0.0	0.0	0.0
NGL	- Mbbl	0.0	0.0	0.0	0.0	0.0
Revenue
Oil	- M $	0.0	0.0	0.0	0.0	0.0
Gas	- M $	573,422.4	0.0	35,450.7	608,873.1	528,464.0
NGL	- M $	78,393.0	0.0	0.0	78,393.0	0.0
Other	- M $	10,063.9	39,200.8	0.0	49,264.8	0.0
Severance and Ad Valorem Taxes	- M $	117,566.8	0.0	0.0	117,566.8	0.0
Operating Expenses	- M $	510,890.4	29,104.5	-4,390.2	535,604.8	-15,500.9
Investments	- M $	0.0	0.0	0.0	0.0	0.0
Operating Income (BFIT)	- M $	33,422.2	10,098.2	39,840.8	83,361.3	543,965.0
Discounted at 10.0%	- M $	153,317.9	4,664.2	20,305.6	178,287.8	179,573.4

The above revenues and expenses are limited to those associated only with Mach volumes. No revenues resulting from the gathering or processing of third party volumes are included. The minor proved developed producing revenues and expenses are from the company’s internal evaluation of the midstream cases.

In accordance with the SEC guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

The annual average Henry Hub spot market gas price of $4.763 per MMBtu and the annual average WTI Cushing spot oil price of $82.82 per barrel were used in this report. In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for 12 months prior to the effective date of the evaluation. Oil and gas prices were held constant and were adjusted for each property based on historical differentials. NGL prices were forecast as fractions of the above oil price. Deductions were applied to the net gas volumes for fuel and shrinkage. The adjusted volume-weighted average product prices over the life of the properties are $82.31 per barrel of oil, $3.26 per Mcf of gas, and $25.80 per barrel of NGL.

Operating expenses and capital costs were supplied by Mach and reviewed for reasonableness. Severance taxes were forecast by state based on statutory rates, and ad valorem taxes were forecast as 3.0% of net revenue for operated properties in Texas and Kansas. Neither expenses nor investments were escalated. Net plugging costs were scheduled as $50,000 per well. The plugging costs for shut-in wells with no remaining reserves are captured in the proved developed shut-in category.

Evaluation Summary

As of June 30, 2023

The proved and probable reserves classifications conform to criteria of the SEC. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the SEC Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Mach Natural Resources LP. Ownership interests were supplied by Mach Natural Resources LP and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Cawley, Gillespie & Associates, Inc. is independent with respect to Mach Natural Resources LP as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

/s/ J. Zane Meekins
J. Zane Meekins, P.E.
Executive Vice President

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

JZM:ptn